Exhibit 2.4

THIRD AMENDMENT TO THE

STOCK PURCHASE AGREEMENT

This Third Amendment to the Stock Purchase Agreement, dated as of May 11, 2012 (this “Amendment”), hereby amends that certain Stock Purchase Agreement, dated as of November 9, 2011, by and among Paul Sorensen and Jerry Willeford (together, the “Sellers”), A. M. Castle & Co., a Maryland corporation (the “Buyer”), and Tube Supply, LLC, a Texas limited liability company and successor-in-interest to Tube Supply, Inc., a Texas corporation (the “Company”), as amended by that certain Agreement and Amendment to the Stock Purchase Agreement, dated as of December 15, 2011, and that certain Second Amendment to the Stock Purchase Agreement, dated as of January 13, 2012 (as so amended, the “SPA”).  Unless otherwise defined herein, terms defined in the SPA and used herein shall have the meanings given to them in the SPA.

WHEREAS, pursuant to Section 1.6(a) of the SPA, the Buyer delivered to the Sellers that certain Purchase Price Certificate, dated March 14, 2012 (the “Certificate”), which set forth the Buyer’s calculations of certain amounts;

WHEREAS, based on the amounts set forth in the Certificate (the “Certificate Amounts”) Buyer would be required to pay the Sellers, in cash: (a) $102,208 (the “Excess Amount”) within five (5) business days, (b) $2,685,320 (the “June Amount”) on June 15, 2012, and (c) $2,685,320 (the “December Amount”) on December 17, 2012;

WHEREAS, pursuant to Section 1.6(b) of the SPA, the Sellers delivered to Buyer that certain Disputed Items Notice, dated April 12, 2012 (the “Disputed Items Notice”), which objected to Certificate Amounts exclusively pertaining to any post-Closing supplier and customer adjustments and/or settlements in respect of and/or relating in any manner to the so-called “Koppel Product Recall Matter,” which occurred before Closing (“Disputed Items”);

WHEREAS, Section 1.6(c) of the SPA provides that if the Buyer and the Sellers are unable to agree upon the Disputed Items with in thirty (30) days after delivery of the Disputed Items Notice (the “Resolution Period”), the Buyer and Seller shall appoint an independent accounting firm to resolve the Disputed Item;

WHEREAS, in order to allow the parties additional time to resolve and ultimately determine and agree upon the Disputed Items, the Parties hereby wish to extend the Resolution Period, and if any of the Certificate Amounts are thereafter ultimately determined to be different than those set forth in the Certificate as a result of the Parties resolution of the Disputed Items, to provide for an adjustment to the December Amount.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.1           Amendment to SPA.  Effective as of the date hereof:

(a)          Section 1.6(c) of the SPA is hereby deleted in its entirety and replaced with the following:

“1.6(c) Arbitration of Disputes.  If the Buyer and the Sellers are unable to agree upon the Disputed Items solely as they relate to the “Koppel Product Recall Matter” by September 14, 2012, the Buyer and the Sellers will appoint McGladrey & Pullen, LLC or, if such firm is unwilling to serve or such firm is or becomes no longer independent from either the Buyer and its Affiliates or the Sellers and their Affiliates, an independent, nationally-recognized accounting firm reasonably acceptable to each of them and that is not currently engaged by either the Buyer, the Company or the Sellers to render accounting services (in either case, the “Independent Accounting Firm”) to resolve the Disputed Items solely as they relate to the “Koppel Product Recall Matter”.  The Independent Accounting Firm shall (i) address only the Disputed Items set forth in the Disputed Items Notice solely as they relate to the “Koppel Product Recall Matter”, and (ii) re-calculate the Purchase Price, as modified only by the Independent Accounting Firm’s resolution of the Disputed Items.  The Buyer and the Sellers will each have the same opportunity to present its position and submit materials regarding the Disputed Items to the Independent Accounting Firm.  The Independent Accounting Firm will make a written determination of each Disputed Item within thirty (30) days after being appointed and such determination will be final and binding on the parties.  The fees, costs and expenses of the Independent Accounting Firm will be borne one-half by the Sellers and one-half by the Buyer.  The date on which the Purchase Price is finally determined in accordance with Section 1.6(b) or 1.6(c) is hereinafter referred to as the “Determination Date.”

(b)         Giving effect to the SPA amendment described in subsection (a) above, the SPA is hereby further amended to the extent necessary, and no further, to provide that if, as a result of the Parties resolution of the Disputed Items on or before September 14, 2012, any of the Certificate Amounts that solely relate to the Koppel Product Recall Matter (including, for the avoidance of doubt, Closing Working Capital, the Closing Working Capital Adjustment and the Deferred Working Capital Amount, in each case giving full effect, as applicable, to the agreed amounts regarding any post-Closing supplier and customer adjustments and/or settlements in respect of the Koppel Product Recall Matter) are ultimately determined to be different than those set forth in the Certificate, the December Amount shall be adjusted dollar-for-dollar, up or down, to give effect to any such differences on a net basis (in accordance with the definitions, provisions and methodologies set forth in Article I of the SPA), but without interest on any agreed amounts regarding any post-Closing supplier and customer adjustments and/or settlements in respect of the Koppel Product Recall Matter.

(c)          The parties agree that (i) the Excess Amount (i.e., $102,208) shall be paid to the Sellers within five (5) business days of the date of this Amendment, and (ii) the June Amount (i.e., $2,685,320) shall be paid to the Sellers on or before June 15, 2012, and (iii) the December Amount (subject to adjustment, if any, as provided herein) shall be paid to the Sellers on or before December 17, 2012.

(d)         The parties agree that, except in respect of any adjustment to the Certificate Amounts that solely relate to the Koppel Product Recall Matter as provided in this Amendment, the amounts and calculations set forth in the Certificate are true and correct in all respects and are final and binding on the parties.

2.1  Amendment Limited.  Except as expressly provided in this Amendment, the SPA is not otherwise amended, modified or affected by this Amendment. The terms and conditions of the SPA, as amended by this Amendment, constitute the entire agreement and understanding of the parties hereto with respect to its subject matter and supersede all oral communications and prior writings with respect thereto.

3.1.  Miscellaneous.  This Amendment shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns.  This Amendment may be executed in any number of counterparts, which together shall constitute one instrument.  Delivery of an executed counterpart of a signature page of this Amendment by telecopy shall be effective as delivery of a manually executed counterpart of this Amendment.

4.1.  Governing Law.  This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws principles.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

/s/ Paul Sorensen
Paul Sorensen

/s/ Jerry Willeford
Jerry Willeford

A.M. Castle & Co.

By:	/s/Scott F. Stephens
Name: Scott F. Stephens
Title: Chief Financial Officer